                                  FILED BY:  AMERICAN CENTURY MUTUAL FUNDS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                              SECURITIES ACT OF 1933, AS AMENDED

                           SUBJECT COMPANY:  AMERICAN CENTURY MUTUAL FUNDS, INC.
                                       SEC REGISTRATION STATEMENT NO. 333-140907

YOUR VOTE ON UPCOMING PROXIES IS IMPORTANT

Soon,  you will receive one or more proxy  statements  requesting  your votes on proposals  affecting  your fund(s).  Because your votes do count,  prompt voting will ensure you won't receive  reminders from us. You can vote online, by phone, fax or mail starting the day you receive the information. CONTACT US if you have questions.

The  American  Century  Funds have filed  proxy  statements  and other  relevant documents with the U.S. Securities and Exchange Commission (SEC).  Investors are
urged to read  these  documents  because  they  contain  important  information, including  information  about the  participants  in the  solicitation  and their interests.  You can obtain  these  documents  free of charge at the SEC Web site
(WWW.SEC.GOV).  In addition, the proxy statements filed with the SEC by American
Century will be available free of charge by calling  1-877-256-6083  after April
16, 2007.